December 2, 2010

Stacy H. Winick, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC   20006

Re: Nuveen Connecticut Premium Income Municipal Fund
        File Numbers: 333-170288, 811-7606

        Nuveen Massachusetts Premium Income Municipal Funds
        File Numbers: 333-170311, 811-7484

Dear Ms. Winick:

        We have reviewed the registration statements for the closed-end funds named above filed on Form N-2 in the first week of November. The filings were made for the purpose of registering MuniFund Term Preferred Shares. In a letter dated November 12, 2010, you requested selective review of these registration statements. In accordance with Investment Company Act Release No. 13768 (February 15. 1984), we have decided to selectively review the registration statements.

        The powers of attorney filed as exhibits to the registration statements are dated July 30, 2008. Rule 483(b) under the Securities Act of 1933 requires that a power of attorney shall relate to a specific filing, an amendment thereto, or a related registration statement that is to be effective upon filing pursuant to Rule 462(b) of the Act. Please file, in pre-effective amendments, updated powers of attorney that relate specifically to these registration statements.

        We have no other comments at this time. We may have further comments on disclosure included in any subsequent pre-effective amendments.

        You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of this registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

        Please furnish a letter acknowledging that:

                the Fund is responsible for the adequacy and accuracy of the
                disclosure in its filing;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filing;

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Any questions you may have regarding the filings or this letter may be directed to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel